Press release
For immediate release
February 18, 2010

Virginia Mines Inc.: Update on Eleonore Gold Deposit Royalty

Virginia Mines Inc. (“Virginia”) would like to update the resource calculation of the Éléonore project held by Goldcorp Inc.

On February 17, 2010, Goldcorp published a new grade and resource calculation on the Éléonore gold deposit, of which Virginia owns a 2.2% production royalty with actual gold price. Advance payments of US$100,000 per month began in April 2009.

Éléonore gold resource continues to grow in scope and quality; a pre-feasibility study is nearly complete to advance development. As of December 31, 2009, the deposit contained 3.15 million ounces of measured and indicated gold resources which represents 38% more from 2008 at an average grade of 11.92 grams per tonne and 6.25 million ounces of inferred gold resources which represents 106% more from 2008 at an average grade of 12.93 grams per tonne.

The royalty is highly enhanced with the current gold price and the new resource calculation suggests that Virginia’s royalty could reach a value of over 3% NSR.

Goldcorp mineral resource calculation on Éléonore gold deposit:
Source: Goldcorp Inc.
Measured and Indicated Resources, as of December 31, 2009

GOLD		million tonnes	g Au/t	million ounces
Éléonore	Canada	8.22	11.92	3.15

Inferred Resources, as of December 31, 2009

GOLD		million tonnes	g Au/t	million ounces
Éléonore	Canada	15.03	12.93	6.25

  Virginia’s Royalty on Éléonore deposit from 2% up to 3.5%

Royalty Percentage	Price of Gold
-10%	if price of gold less or equal to US$350 / oz
-5%	if price of gold greater than US$350 / oz but less or equal to US$400 / oz
-	if price of gold greater than US$400 / oz but less or equal to US$450 / oz
+5%	if price of gold greater than US$450 / oz but less or equal to US$500 / oz
+10%	if price of gold greater than US$500 / oz

Royalty Percentage	Ounces Produced from the Property
2%	on the first 3 million oz
+ 0.25%	for every additional million ounces of gold produced

For instance, after the first 4 million ounces, Virginia would receive, for each additional ounce of gold produced at an implied price of US $500 per ounce, a 2.75% royalty (using the following method of calculation: (2% + 0.25% + 0.25%) x 110% equal 2.75%. Note that at no time can the royalty exceed 3.5%.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $43.5 million as at November 30, 2009, and 29,794,392 shares issued and outstanding as at January 15, 2010. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

Note to U.S. Investors
Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: This press release uses the terms "measured and indicated resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This press release uses the term "inferred resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Cautionary Note to U.S Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this press releases, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our latest Annual Report on Form 40F, No. 000-29880, which may be secured from us, or from the SEC’s website at ttp://www.sec.gov/edgar.shtml

This press release may also contain information about adjacent properties or other properties on which we have no right to explore or mine. We advise U.S. investors that the SEC’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.